Exhibit (a)(1)(B)

From: Charlie Bachtell
Subject: Confidential: Cresco Labs Option Exchange Program

THIS IS A PRE-COMMENCEMENT COMMUNICATION. This communication relates to a proposed exchange program (the “Exchange Offer”) that the Company expects to commence on or about August 20, 2025. This communication is not an offer to purchase, nor a solicitation of an offer to sell, any securities. A formal Offer to Exchange and related documents will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and will be available free of charge on the SEC’s website (www.sec.gov) when filed. Please read those materials carefully when they become available.

Hello Leaders,

I am pleased to share that we are rolling out a new option exchange program to this small group of our most senior leaders. This options exchange is designed to recalibrate our equity program so that it’s serving as the long-term reward it was designed to be. There will be an optional meeting later this week to run through program specifics and answer questions, but I wanted to get a few high-level details to you first. Please refer to the attached FAQ and see the program overview below:

•This program allows you to exchange eligible Cresco Labs options for RSUs at a 1:1 ratio – eligible options are:
oPriced at $2.25 or greater or are five (5) years or less from expiration date
•On Wednesday, August 20, you will receive a DocuSign email from Aon, via John Hammond, that outlines your eligibility and the exchange process – this will be a personalized document that details your specific option grants that are eligible for exchange.
•You will have between August 20 and September 17 to make your decisions on a grant-by-grant basis. Elections will be locked at 10:59 PM CT/11:59 PM ET on September 17th
•The final exchange is contingent on shareholder approval at the Annual General Meeting (AGM) on September 16 – the program is public knowledge because it was included in the AGM proxy materials circulated last week.  If you have team members with questions about the program, please reach out to Angie.
•If you elect to participate in the program, the exchanged options will be cancelled, and your new RSUs will have a 3-year vesting schedule, effective Sept. 17, 2025
•This exchange is a one-time offer and completely voluntary
•I encourage you to speak with your financial advisor to better understand how the exchange might impact your financial situation

Finally, as a reminder, this exchange has only been offered to a very small group of leaders, so please refrain from discussing with colleagues outside of the ELT (Angie is your main point of contact if you have questions).

Thank you,
Charlie